Exhibit 99.1

Contact:	Mark A. Steinkrauss, Vice President, Corporate Relations
Telephone and Data Systems, Inc. (TDS) (312) 592-5384 mark.steinkrauss@teldta.com

Ruth E. Venning, Director, Corporate Relations
(312) 592-5327 ruth.venning@teldta.com

Julie D. Mathews, Manager, Investor Relations
(312) 592-5341 julie.mathews@teldta.com

U.S. CELLULAR AND AT&T WIRELESS COMPLETE INITIAL EXCHANGE OF WIRELESS ASSETS
Transaction Enhances U.S. Cellular’s Regional Footprint

FOR RELEASE: IMMEDIATE

CHICAGO – Aug. 1, 2003 – United States Cellular Corporation [AMEX:USM] announced today that it has completed the initial exchange with AT&T Wireless [NYSE:AWE] of certain wireless properties that will enhance U.S. Cellular’s position in several of its existing market areas.

When the transaction is fully completed, U.S. Cellular will acquire 10 and 20 MHz PCS licenses in 13 states, representing 12.2 million incremental population equivalents contiguous to existing properties and 4.4 million population equivalents that overlap existing properties. U.S. Cellular will take possession of the acquired licenses in staggered closings to comply with service requirements of the Federal Communications Commission. The initial tranche of licenses represents approximately 5.9 million incremental and 3.9 million overlapping population equivalents.

The markets acquired on Aug. 1 include Oklahoma City, Okla.; St. Louis and Springfield, Mo.; and Portland, Maine. U.S. Cellular did not acquire any customers or network facilities. A complete list of the licenses U.S. Cellular acquired on Aug. 1 and that it has the right to acquire in the future as part of the transaction is found in Exhibit A. A map illustrating the properties, Exhibit B, is available at www.teldta.com/whatsnew/feature080103.html.

In addition to the licenses it acquired on Aug. 1, U.S. Cellular at the same time acquired AT&T Wireless minority interests in six U.S. Cellular-controlled markets and received approximately $31 million in cash, excluding a working capital adjustment.

In exchange for the current and future deliveries by AT&T Wireless, U.S. Cellular transferred wireless assets in 10 markets in Florida and Georgia to AT&T Wireless. The assets include 25MHz A block cellular licenses and the network facilities, customers and associated assets of those markets. The licenses transferred to AT&T Wireless represent 1.5 million population equivalents and include approximately 143,000 customers. U.S. Cellular is not required to deliver any further value or assets to AT&T Wireless upon the acquisition of the deferred licenses.

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The two companies first announced their intention to pursue the transaction on March 10, 2003. Falkenberg Capital Corporation of Denver, Colo. represented U.S. Cellular in the transaction.

John E. Rooney, president and chief executive officer of U.S. Cellular, said, “The completion of this transaction is an excellent example of our corporate strategy. We have said that we intend to strengthen our regional footprint and build on our strengths; this exchange does just that. It gives us the opportunity to substantially improve our competitive position in our Midwest and Northeast markets. It also places us in a position to offer more competitive local and regional calling plans encompassing broader areas than we were able to do in the past. This move clearly shows that we are building on our strengths.”

U.S. Cellular Corporation, the nation’s eighth largest wireless service carrier, provides wireless service to more than 4.3 million customers in 150 markets throughout 26 states. The Chicago-based company operates on a customer satisfaction strategy, meeting customer needs by providing a comprehensive range of wireless products and services, superior customer support and a high-quality network.

All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Important factors that may affect these forward-looking statements include, but are not limited to: changes in circumstances or events that may affect the ability of the company to acquire or, if it acquires, to start up the operations of the properties involved in the AWE transaction; the ability of the company to manage and grow the operations of the Chicago MTA; changes in the overall economy; changes in competition in the markets in which the company operates; advances in telecommunications technology; changes brought about by the implementation of wireless number portability; changes in the telecommunications regulatory environment; changes in the value of investments, including variable prepaid forward contracts; changes in the capital markets that could adversely impact the availability, cost and terms of financing; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations; pending and future litigation; acquisitions/divestitures of properties and/or licenses; changes in customer growth rates, retail service revenue per unit, churn rates, roaming rates and the mix of products and services offered in the company’s markets. Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by the company with the Securities and Exchange Commission.

U.S. Cellular’s web site is www.uscellular.com.

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Exhibit A

Initial tranche of licenses that U.S. Cellular acquired on Aug. 1, 2003:

BTA	Market	MHz
308	Mt. Vernon-Centralia, IL	10
233	Kokomo-Logansport, IN	10
235	Lafayette, IN	10
280	Marion, IN	10
442	Terre Haute, IN	20
357	Portland, ME	10
90	Columbia, MO	10
217	Jefferson City, MO	10
383	Rolla, MO	10
394	St. Louis, MO	10
428	Springfield, MO	10-20
332	Omaha, NE	10
329	Oklahoma City, OK	10
297	Milwaukee, WI	10

Minority interests acquired on Aug. 1, 2003

LaCrosse, WI	Dubuque, IA
Manchester-Nashua, NH	Racine, WI
Lewiston-Auburn, ME	Bangor, ME

Licenses that U.S. Cellular has the option to acquire in subsequent tranches:

140	Fayetteville-Springdale-Rogers, AR	10
153	Ft. Smith, AR	10
150	Ft. Dodge, IA	10
421	Sioux City, IA	10
67	Carbondale-Marion, IL	20
15	Anderson, IN	10
47	Bloomington-Bedford, IN	10
93	Columbus, IN	10
204	Indianapolis, IN	10
309	Muncie, IN	10
373	Richmond, IN	10
457	Vincennes-Washington, IN	10
247	Lawrence, KS	10
472	Wichita, KS	10
33	Battle Creek, MI	20
209	Jackson, MI	10
223	Kalamazoo, MI	20
66	Cape Girardeau-Sikeston, MO	20
355	Poplar Bluff, MO	10
256	Lincoln, NE	10
249	Lebanon, NH	10
63	Burlington, VT	10